UroGen Pharma Ltd.

499 Park Avenue

New York, NY 10022

VIA EDGAR

December 30, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mary Beth Breslin

Re:	UroGen Pharma Ltd.
Registration Statement on Form S-3
File No. 333-235642

Acceleration Request
Requested Date: Thursday, January 2, 2020
Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, UroGen Pharma Ltd. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-235642) to become effective on January 2, 2020, at 4:30 p.m. Eastern Time, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Charles J. Bair of Cooley LLP at (858) 550-6142 or Daniel I. Goldberg of Cooley LLP at (212) 479-6722. Thank you for your assistance with this matter.

Sincerely,

UROGEN PHARMA LTD.

By:	/s/ Peter P. Pfreundschuh
Peter P. Pfreundschuh
Chief Financial Officer